BALTIC TRADING LIMITED
299 Park Avenue, 12th Floor
New York, New York 10171

October 10, 2014

VIA EDGAR AND U.S. MAIL

Ms. Linda Cvrkel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Baltic Trading Limited
Form 10-K for the Year Ended December 31, 2013
Filed March 3, 2014
Form 10-Q for the Quarter Ended June 30, 2014
Filed August 8, 2014
File No. 001-34648

Ladies and Gentlemen:

Reference is made to a letter dated September 26, 2014 (the “Comment Letter”) to Mr. John Wobensmith, President and Chief Financial Officer of Baltic Trading Limited (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Quarterly Report on Form 10-Q for the six months ended June 30, 2014, filed by the Company (the “Quarterly Report”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Quarterly Report.

U.S. Securities and Exchange Commission
October 10, 2014

Quarterly Report on Form 10-Q for the six months ended June 30, 2014

Notes to the Financial Statements

Note 1. General Information, page 5

1.
We note your disclosure that on July 9, 2014, Genco (as Debtor) completed its financial restructuring and emerged from Chapter 11 Bankruptcy through a Prepackaged Plan of Reorganization. We also note that your disclosure refers to Note 7 for a discussion of the potential effects of a change of control and the Genco bankruptcy case under the covenants of your credit facilities and management agreement. However, we do not believe that the disclosures in Note 7, or elsewhere in the filing, clearly explain the current risks to the Company (subsequent to July 9, 2014) related to Genco’s reorganization. Please explain to us if there has been any change in Genco’s ownership interest (or if you expect a change in Genco’s ownership) in the Company subsequent to June 30, 2014 as a result of the reorganization plan, and specifically tell us whether a change of control in the company has occurred as a result of Genco’s reorganization plan. If so, please explain how these changes in ownership interests will impact the company’s compliance with the covenants contained in its various credit facilities and indicate whether these changes in ownership will result in a default under the terms of the credit facilities. Also, please tell us if there will be any changes to the management agreement as a result of Genco’s reorganization plan.

Please note that Genco’s reorganization plan did not result in or otherwise call for a reduction in Genco’s ownership in the Company, and no such reduction has occurred.  Likewise, no change of control has occurred under either of the tests described in Note 7 that are used in the Company’s credit facilities.

As for the Management Agreement, Genco’s reorganization did not result in any changes to it.  While, as currently disclosed in Note 7, Genco’s reorganization did result in certain events that may entitle the Company to terminate the Management Agreement without a termination payment, an independent committee of the Company’s Board of Directors has considered the matter and has not yet determined to take any action to date.

In order to clarify disclosure regarding these matters, the Company will prospectively, beginning with its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, expand the disclosures in Note 7 to read in their entirety as follows, subject to updates for future events (new text is underlined):

U.S. Securities and Exchange Commission
October 10, 2014

If Genco’s ownership in the Company were to decrease to less than 10% of the aggregate number of shares of common stock and Class B Stock, the outstanding Class B Stock held by Genco would automatically convert into common stock, and the voting power held by Genco in the Company would decrease to less than 30%. This would result in a change of control as defined under the Company’s 2010 Credit Facility, $22 Million Term Loan Facility and $44 Million Term Loan Facility, and would therefore constitute an event of default. Additionally, a change of control constituting an event of default under the Company’s credit facilities would also occur if any party or group other than Genco or certain other permitted holders beneficially owns more than 30% of the Company’s outstanding voting or economic equity interests, which may occur if a party or group were deemed to control Genco. Refer to Note 1 — General Information for discussion of Genco’s current economic status.  The Prepack Plan did not result, and the Company does not expect the Prepack Plan to result, in a reduction of Genco’s ownership in Baltic Trading.  As of the date of this report, no change of control under either of the foregoing tests has occurred.  In addition, the Company has the right to terminate the Management Agreement upon the occurrence of certain events, including a Manager Change of Control (as defined in the Management Agreement), without making a termination payment.  Some of these have occurred as a result of the transactions contemplated by the Prepack Plan, including the consummation of any transaction that results in (i) any “person” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934), other than Peter Georgiopoulos or any of his affiliates, becoming the beneficial owner of 25% of Genco’s voting securities or (ii) Genco’s stock ceasing to be traded on the New York Stock Exchange or any other internationally recognized stock exchange.  Therefore, the Company may have the right to terminate the Management Agreement, although the Company may be prevented or delayed from doing so because of the effect of applicable bankruptcy law, including the automatic stay provisions of the United States Bankruptcy Code and the provisions of the Prepack Plan and the Confirmation Order.  The Prepack Plan did not result in any changes to the Management Agreement, and the Company’s Board of Directors has not made any determination as of the date of this report regarding any action in connection with the Management Agreement in light of the foregoing events.

As requested by the Staff, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
October 10, 2014

Thank you for your attention to our reports. Please feel free to contact the undersigned for any additional information.
Sincerely,

/s/ John C. Wobensmith

John C. Wobensmith
President and Chief Financial Officer